UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12B-25
NOTIFICATION OF LATE FILING
SEC File Number: 0—51787
     Check One: ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form NSAR
For the period ended: March 31, 2010
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form NSAR
For the transition period ended: Not Applicable
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not Applicable
PART I — REGISTRANT INFORMATION
Full Name of Registrant: ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.
Former Name if Applicable: N/A
Address of Principal Executive Office: E-4, Floor 3, Haijin Square, Taizi Road, Nanshan District Shenzhen, PRC 518067
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
☑	(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☐	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE
State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, or N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
Asia Electrical Power International Group Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2010 due to a delay in obtaining and compiling information required to be included in the Company’s Form 10-Q, which delay could not be eliminated by the Company without unreasonable effort and expense.
PART IV — OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification:

Yulong Guo	86 755 2823 1993
(Name)	(Area Code) (Telephone Number)
(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?
Yes ☐ No ☑
If answer is no, identify report(s): Annual Report on Form 10-K for the fiscal year ended December 31, 2009.
(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?
Yes ☐ No ☑
If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

ASIA ELECTRICAL POWER INTERNATIONAL GROUP INC.
(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 17, 2010	By	/s/ Yulong Guo
Yulong Guo, President & CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)

2